UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 1, 2004**

First Financial Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**0-17122**	**57-0866076**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

34 Broad Street, Charleston, South Carolina	**29401**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code): **(843) 529-5933**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors, or Principal Officers, Election of Directors; Appointment of Principal Officers

Effective December 1, 2004, First Financial Holdings, Inc. named Ronnie M. Givens to its Board of Directors to serve a two year term expiring in 2007. Mr. Givens is a founder and currently serves as the Chairman/Vice President of Gamble Givens & Moody LLC, a registered public accounting firm with Public Company Accounting Oversight Board. Mr. Givens has been appointed to serve as the Chair of the Audit Committee of the Board of Directors. A copy of the press release concerning Mr. Givens' appointment to the Board of Directors is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits

99.1   Press Release of First Financial Holdings, Inc. dated December 1, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC.

DATE: December 2, 2004   By: /s/ A. Thomas Hood
                                              A. Thomas Hood
                                              President and Chief Executive Officer

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.
34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright   FOR IMMEDIATE RELEASE
          Vice President/Investor Relations   December 2, 2004
          843-529-5931

Ronnie M. Givens is appointed to Board of Directors of First Financial Holdings, Inc.

CHARLESTON, SC --- First Financial Holdings, Inc. (Nasdaq/FFCH) announced today that the Corporation's Board of Directors appointed Ronnie M. Givens to the Board of Directors effective as of Dec. 1, 2004. He was appointed to serve a two-year term expiring in 2007.

Givens has 37 years of professional experience and is a founding member of Gamble Givens & Moody LLC, a certified public accounting firm with five locations in the Charleston area. He serves as Chairman of the Board of Gamble Givens & Moody LLC and is a board member of the GGM Information Technology Group.

Givens' professional affiliations include memberships in the American Institute of Certified Public Accountants and the South Carolina Association of Certified Public Accountants. He serves on a number of boards within the community, including the Charleston Regional Development Alliance, The Education Foundation and The Charleston Naval Complex Redevelopment Authority.

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He is a member of the Summerville Rotary Club, the Summerville Exchange Club, Bethany United Methodist Church and the Board of Visitors at Charleston Southern University. Givens is a Summerville resident and a graduate of the University of South Carolina.

Givens will serve as Chairman of First Financial's Audit Committee. "We are extremely pleased to announce the addition of Ronnie to our Board and look forward to his insight, professional expertise and leadership," said Board Chairman James C. Murray.

First Financial Holdings, Inc. is a unitary thrift holding company. Its subsidiary, First Federal Savings and Loan Association of Charleston, operates a network of 48 offices in coastal South Carolina and in Brunswick County, North Carolina. The Company also provides comprehensive brokerage, trust and insurance services through First Southeast Investor Services, Inc., First Southeast Fiduciary and Trust Services, Inc., Kimbrell Insurance Group, Inc. and First Southeast Insurance Services, Inc. For additional information about First Financial, please visit our website at http:/www.firstfinancialholdings.com.

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